As filed with the Securities and Exchange Commission on July 31, 1997
                                                    Registration No. 333-
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            ----------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ----------------------

                           FELCOR SUITE HOTELS, INC.
             (Exact name of registrant as specified in its charter)


          MARYLAND                                             75-2541756
(State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                          Identification No.)


                    545 E. JOHN CARPENTER FRWY. , SUITE 1300
                              IRVING, TEXAS 75062
                                 (972) 444-4900
         (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

                            ----------------------

     FELCOR SUITE HOTELS, INC. 1994 RESTRICTED STOCK AND STOCK OPTION PLAN FELCOR SUITE HOTELS, INC. 1995 RESTRICTED STOCK AND STOCK OPTION PLAN
                          (Full title of the plan(s))

                            ----------------------

                              LAWRENCE D. ROBINSON
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           FELCOR SUITE HOTELS, INC.
                    545 E. JOHN CARPENTER FRWY., SUITE 1300
                              IRVING, TEXAS 75062
                                 (972) 444-4900
           (Name, address, including ZIP code, and telephone number,
                   including area code, of agent for service)

                            ----------------------

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                       PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
       TITLE OF SECURITIES            AMOUNT BEING      OFFERING PRICE    AGGREGATE OFFERING     REGISTRATION
         BEING REGISTERED            REGISTERED (1)     PER SHARE (2)           PRICE                FEE
--------------------------------------------------------------------------------------------------------------
 Common Stock, $0.01 par value..... 1,950,000 shares      $31.261             $60,958,950          $18,473
==============================================================================================================

(1) This Registration Statement also covers such additional number of shares of Common Stock as may be issuable pursuant to the antidilution provisions of the Plans.

(2) Estimated solely for the purpose of calculating the registration fee and, pursuant to Rules 457(h)(1) and 457(c) under the Securities Act of 1933, based upon the exercise price for outstanding stock options and the average of the high and low sale prices of the Common Stock on the New York Stock Exchange on July 28, 1997.

===============================================================================

                                EXPLANATORY NOTE

    This Registration Statement includes a Reoffer Prospectus relating to only those shares of Common Stock of the Registrant issued to participants pursuant to one or more of the Plans prior to the filing of this Registration Statement.

REOFFER PROSPECTUS

                                 155,500 SHARES

                                     [LOGO]
                           FELCOR SUITE HOTELS, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)



         This Prospectus relates to the offering ("Offering") by certain present and former directors and officers of FelCor Suite Hotels, Inc. ("Company") named herein ("Selling Shareholders"), including persons who may be deemed to be "affiliates" of the Company, as defined in Rule 405 promulgated under the Securities Act of 1933, as amended ("Securities Act"), of up to 155,500 shares of the Company's Common Stock ("Shares") which previously have been issued to such persons pursuant to the Company's 1994 Restricted Stock and Stock Option Plan and/or 1995 Restricted Stock and Stock Option Plan (collectively, "Plans"). The Selling Shareholders named herein constitute all of the persons currently holding "restricted securities" (as that term is defined in General Instruction C to Form S-8) heretofore issued pursuant to one or more of the Plans, without regard to whether such persons have any present intention of effecting resales pursuant hereto. The Offering of the Shares by the Selling Shareholders is not subject to any underwriting agreement. The Company will receive none of the proceeds from the sale of the Shares hereunder. All expenses of registration incurred in connection with the Offering are being borne by the Company, but all selling and other expenses incurred by Selling Shareholders will be borne by such Selling Shareholders. None of the Shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

         The Shares may be sold by the Selling Shareholders from time to time on the New York Stock Exchange ("NYSE") or such other national securities exchange or automated interdealer quotation system on which the Common Stock is then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. See "Plan of Distribution."

         The Common Stock of the Company is listed on the NYSE under the symbol "FCH." The last reported sale price of Common Stock on July 28, 1997, on the NYSE was $38-9/16 per share. To preserve its status as a real estate investment trust ("REIT"), the Company's Charter limits the Common Stock that may be owned by any single person or affiliated group to 9.9% of the outstanding shares and restricts the transferability thereof under certain circumstances.

         SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

         Each Selling Shareholder and any broker executing selling orders on behalf of the Selling Shareholders may be deemed to be an "underwriter" within the meaning of the Securities Act . Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.


             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
             COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
               UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS JULY 31, 1997.

                                  THE COMPANY

         FelCor Suite Hotels, Inc. is a self-administered equity REIT that, at June 30, 1997, owned an approximate 93% general partner interest in FelCor Suites Limited Partnership ("Partnership"), which holds the Company's interests, directly or through subsidiaries, in 67 hotels with an aggregate of 16,486 suites and rooms in 25 states (collectively, "Hotels"). The Hotels include 51 Embassy Suites(R) hotels, one hotel in Myrtle Beach, South Carolina, that is in the process of conversion to an Embassy Suites hotel, nine Doubletree Guest Suites(R) hotels, five Sheraton(R) hotels and one Hilton Suites(R) hotel. Fifty of the Hotels are managed by a subsidiary of Promus Hotel Corporation ("Promus"), which is the largest operator of full-service, all-suite hotels in the United States. Unless the context otherwise requires, all references herein to the business and assets of the Company refer to FelCor Suite Hotels, Inc., the Partnership and their respective subsidiaries, on a consolidated basis. At June 30, 1997, the Company was the largest owner of Embassy Suites hotels in the United States.

         To enable the Company to qualify as a REIT, the Partnership leases the Hotels, and expects to lease any additional hotels acquired by it in the future, to DJONT Operations, L.L.C., or a subsidiary thereof ("Lessee"), pursuant to leases providing for the payment of rent based primarily upon the suite or room revenues of such hotels ("Percentage Leases"). The Lessee pays rent to the Company under the Percentage Leases and, in addition, pays all franchise fees, management fees and other operating expenses of the hotels leased by it. The Lessee, which provides its audited financial statements to the Company, is controlled by Hervey A. Feldman, the Chairman of the Board of the Company, and Thomas J. Corcoran, Jr., the President and Chief Executive Officer of the Company. Messrs. Feldman and Corcoran beneficially own an aggregate 50% equity interest in the Lessee and have entered into an agreement with the Company to utilize any amounts distributed to them from the Lessee, in excess of their tax liability for the earnings of the Lessee, to purchase additional shares of Common Stock or Units at then current market prices. A corporation owned by the children of Charles N. Mathewson, a director of the Company, owns the remaining 50% equity interest in the Lessee.

         The Company's executive offices are located at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062. The Company may also be reached by telephone at (972) 444-4900, by facsimile transmission at (972) 444-4949, or by e-mail addressed to information@felcor.com. Additional information regarding the Company may be obtained from its Internet web site at http://www.felcor.com.

GROWTH STRATEGY

         The Company's growth strategy is to utilize management's expertise and knowledge of the hotel industry to acquire hotel assets and oversee the management of such assets. The Company's senior management includes Hervey A. Feldman, Chairman of the Board, and Thomas J. Corcoran, Jr., President and Chief Executive Officer. Mr. Feldman has been engaged in the hotel business for approximately 30 years, including serving as the founding President and Chief Executive Officer of Embassy Suites (the predecessor of Promus) from January 1983 to May 1990 and as its Chairman of the Board from June 1990 until January 1992. Mr. Corcoran has been engaged in the hotel and restaurant business since 1979, with experience in the development, financing and acquisition of hotel and restaurant properties. Messrs. Feldman and Corcoran are the co-founders of the Company, which was formed through a merger with entities originally formed in 1991. Messrs. Feldman and Corcoran, together with other executive officers and directors of the Company, beneficially owned an aggregate of approximately 3.5% of the Common Stock and units of limited partner interest in the Partnership ("Units") outstanding at June 30, 1997.

         The Company seeks to increase operating cash flow and enhance shareholder value through both internal growth and acquisitions. The Company's internal growth strategy is to utilize its asset management expertise to improve the quality of its hotels through renovating, upgrading and repositioning, thereby improving the revenue performance of the hotels, and to participate, through the Percentage Leases, in any growth in revenues at its hotels. The Company's acquisition growth strategy remains focused primarily upon the purchase of additional existing or newly developed hotels that meet the Company's investment criteria. The Company also may construct additional suites, rooms and/or meeting space at certain of its hotels if market and other conditions warrant. The Company is currently adding an aggregate of 134 suites at two of its existing hotels and recently announced the completion of 129 suites at one of its hotels.

         The Company intends to continue to focus its acquisition strategy primarily upon the purchase of upscale, full-service hotels (both all-suite and traditional) that will fit within one of the Company's premium brand owner/manager alliances with Promus, Doubletree Hotels Corporation ("Doubletree") and ITT Sheraton Corporation ("Sheraton"). The Company believes that it has and will continue to benefit from its strong relationships with its brand owner/managers.

STRATEGIC RELATIONSHIPS

         The Company's primary business objectives are to (i) focus on sound hotel selection, (ii) add value to its hotels through active asset management and the strategic application of capital, and (iii) build solid working relationships with, and be the "owner-of-choice" for, selected premium, full-service hotel brand owner/managers who are willing to commit to the on-going success of the hotels they license/manage for the Company. The Company currently maintains brand owner/manager relationships with Promus, Doubletree and Sheraton.

         Promus Hotel Corporation is the owner of the Embassy Suites brand and the manager of 50 of the Hotels. The relationship with Promus has provided the foundation for the Company's historical growth and includes (i) a substantial continuing equity investment by Promus in the Company, (ii) a 50% equity interest in 12 of the Hotels, (iii) agreements to make subordinated loans to the Lessee (in support of the Lessee's obligations under ceratin Percentage Leases), (iv) the guaranty of a $25 million loan to the Company and (v) a recently announced letter of intent to develop five to ten new Embassy Suites hotels at mutually agreed locations for acquisition by new joint ventures with the Company.

         Doubletree Hotels Corporation is the owner of the nation's second largest full-service, all-suite hotel brand, Doubletree Guest Suites, and is (and is expected to continue as) the manager of all nine of the Company's Hotels operated under such brand. As part of its relationship with the Company, Doubletree (i) has acquired a 10% equity interest in three of the Hotels, (ii) has agreed to make subordinated loans to the Lessee (in support of the Lessee's obligations under certain Percentage Leases), (iii) has subordinated certain of its customary fees to the Lessee's obligations under applicable Percentage Leases and (iv) has granted the Lessee, under its management agreements, certain performance-based termination rights.

         ITT Sheraton Corporation is the owner of the Sheraton brand and one of the world's largest hotel companies, with more than 410 hotels in over 60 countries. Under the Company's strategic relationship with Sheraton, Sheraton has agreed (i) to provide its brand and management expertise to the Company under long-term management contracts, (ii) to assist the Company in identifying new hotel investment opportunities for operation under the Sheraton name, (iii) in certain instances, to make subordinated loans to the Lessee (in support of the Lessee's obligations under certain Percentage Leases), (iv) to subordinate for designated periods of time certain of its customary fees to the Lessee's obligations under applicable Percentage Leases, and (v) to grant the Lessee termination rights in the event of certain changes of control with respect to its parent or in the event Sheraton fails to meet certain performance-based standards.

                                  RISK FACTORS

          In addition to the other information contained in, or incorporated by reference into, this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the Shares offered hereby.

OPERATIONAL RISKS OF RAPID GROWTH

         The Company's acquisition of interests in 24 hotels during the six months ended June 30, 1997, has resulted in a substantial increase in the number and geographic dispersion of the hotels owned by the Company and leased to the Lessee. The addition of the hotels recently acquired by the Company to those previously leased to the Lessee pursuant to the Percentage Leases, may result in increased demands upon, or require additions to, the Company's staff. The increased demand upon the time of such employees, particularly if additional qualified staff cannot be obtained, could adversely affect the operations and revenues of the Company.

HOTEL INDUSTRY RISKS

    Operating Risks

         The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, intense competition from other hotels; over-building in the hotel industry which has adversely affected occupancy, average daily rate ("ADR") and revenue per available room or suite ("REVPAR") in the past; increases in operating costs due to inflation and other factors, which increases have not always been, and may not necessarily in the future be, offset by increased suite rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. Such factors could adversely affect the Lessee's ability to make lease payments and, consequently, the Company's ability to make any required payments of principal and interest on indebtedness and to make distributions to shareholders. Further, annual adjustments to the base rent and the thresholds for computation of percentage rent, based upon a formula taking into account changes in the U.S. Consumer Price Index ("CPI"), would (in the absence of offsetting increases in suite revenue and in the event of any decrease in suite revenue) result in decreased revenues to the Partnership under the Percentage Leases and decreased amounts available for required payments of principal and interest on indebtedness and to make distributions to the Company's shareholders.

    Competition

         Competition for Guests; Operations. The hotel industry is highly competitive. Each of the Company's hotels experiences competition primarily from other upscale hotels in its immediate vicinity, but also competes with other hotel properties in its geographic market. Some of the competitors of the Company's hotels have substantially greater marketing and financial resources than the Company and the Lessee. A number of additional hotel rooms are in development, have been announced or have recently been completed in a number of the Company's markets, and additional hotel rooms may be developed in the future. Such additional hotel rooms could have an adverse effect on the revenues of the Company's hotels in such markets.

         Competition for Acquisitions. The Company may be competing for investment opportunities with entities that have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company prudently can manage. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

    Seasonality of Hotel Business

         The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. Through diversity in the geographic location and in the primary customer base of the Company's hotels, the Company may be able to lessen, but not eliminate, the effects of seasonality. Accordingly, seasonality can be expected to cause quarterly fluctuations in the Company's lease revenue, to the extent it receives percentage rent.

    Investment Concentration in Single Industry

         The Company's current strategy is to acquire interests exclusively in hotel properties. The Company will not seek to invest in assets selected to reduce the risks associated with investments in the hotel industry, and will be subject to risks inherent in concentrating investments in a single industry. Therefore, the adverse effect on the Company's lease revenue and amounts available for required payments of principal and interest on indebtedness and to make distributions to shareholders resulting from a downturn in the hotel industry will be more pronounced than if the Company had diversified its investments outside of the hotel industry.

    Emphasis on Embassy Suites Hotels; Market Concentration

         Fifty-one of the 67 Hotels are operated under, and one is in the process of being converted to, the Embassy Suites brand. Accordingly, the Company is subject to risks inherent in concentrating the Company's investments in the Embassy Suites brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company's lease revenues and amounts available for required payments of principal and interest on indebtedness and to make distributions to shareholders.

         The Hotels are located in 25 states; however, approximately 43% of such hotels are located in three states, with nine hotels located in each of Florida and Texas and with 11 hotels located in California. Therefore, adverse events or conditions that affect those areas particularly (such as natural disasters or adverse changes in local economic conditions) could have a more pronounced negative impact on the operations of the Company and amounts available for required payments of principal and interest on indebtedness and on the Company's ability to make distributions to the Company's shareholders than events affecting other areas.

CONSTRAINTS ON ACQUISITIONS AND IMPROVEMENTS

         The Company intends to continue to pursue its current growth strategy, which includes acquiring and improving hotel properties. There is a risk that the Company will not have access to sufficient equity or debt capital to pursue its acquisition strategies indefinitely. The Company generally cannot retain cash generated by operating activities. To qualify as a REIT, the Company must distribute at least 95% of its taxable income annually. The Company has a $400 million line of credit ("Line of Credit") which, at June 30, 1997, had approximately $208 million available thereunder, although the Company is currently negotiating with its banks to increase the Line of Credit to $550 million. The Company's Board of Directors has adopted a policy that limits the Company's indebtedness to 40% of its investment in hotel properties, at cost. Since the Company generally cannot retain earnings and the term and amount of the Company's Line of Credit is limited, the Company's ability to continue to make hotel acquisitions following the expiration or utilization of such facilities will depend primarily on its ability to obtain additional private or public equity or debt financing. There can be no assurance that such financing will be available to make future investments.

CONFLICTS OF INTEREST

    General

         Because of the direct and indirect ownership interests of Messrs. Feldman, Corcoran and Mathewson in, and their positions with, the Company and the Lessee, there are inherent conflicts of interest in connection with the Company's purchase of hotels in which such persons held an interest and in the ongoing lease and operation of the Company's hotels. Accordingly, the interests of the Company's shareholders may not have been, and in the future may not be, solely reflected in all decisions made or actions taken by officers and directors of the Company. In an effort to address one of the primary continuing conflicts, Messrs. Feldman and Corcoran have entered into an agreement with the Company to utilize any amounts distributed to them from the Lessee, in excess of their tax liability for the earnings of the Lessee, to purchase from the Company additional shares of Common Stock (or Units) at the then current market price.

    No Arms-Length Bargaining on Percentage Leases and Compensation Arrangements for Officers and Directors

         The terms of the Percentage Leases and the initial compensation arrangements for Messrs. Feldman and Corcoran were not negotiated on an arms-length basis and, accordingly, may not reflect fair market values or terms. Management of the Company believes, however, that the terms of such agreements are fair to the Company. The lease payments under the Percentage Leases have been, and will be, calculated with reference to historical financial data and the projected operating and financial performance of the hotels to which they relate. The terms of the Percentage Leases are believed by management of the Company to be typical of provisions found in other leases entered into in similar transactions. Management believes that the initial and current compensation arrangements for officers and directors of the Company provide incentives for them to seek to maximize shareholder value, by tying incentive compensation to increases in the market value of the Common Stock. The Percentage Leases and the Company's executive compensation plans have been approved by the Company's "Independent Directors," being those directors who are not officers or employees of the Company or affiliates of any subsidiary or lessee thereof. The Company does not own any interest in the Lessee. All of the voting Class A membership interest in the Lessee (representing a 50% equity interest) is owned by Messrs. Feldman and Corcoran and all of the non-voting Class B membership interest in the Lessee (representing the remaining 50% equity interest) is held by RGC Leasing, Inc., a Nevada corporation owned by the children of Charles N. Mathewson, a director of the Company. As a result, such persons may have a conflict of interest with the Company in the performance of their management services to the Company in connection with the Percentage Leases.

    Continuing Hotel Operation, Development and Investment by FelCor Affiliates

         Messrs. Feldman and Corcoran, or entities controlled by them ("FelCor Affiliates"), may (i) continue to own, develop and operate their respective existing interests in the St. Louis (Airport), Missouri Embassy Suites hotel,
(ii) modify, dispose of or add to such existing interests or property, and
(iii) acquire new or additional interests in any hotel development on certain undeveloped land owned by FelCor Affiliates in Irving, Texas. Except as provided above, the FelCor Affiliates have no present intent to develop, own or operate additional hotel properties, and in any event will not do so without the approval of a majority of the Board of Directors, including a majority of the Independent Directors.

    Adverse Tax Consequences to Certain Affiliates on a Sale of Certain Hotels

         Certain affiliates of the Company may have unrealized gain in their investments in the six hotels acquired by the Company at its inception on July 28, 1994 ("Initial Hotels"). A subsequent sale of such hotels by the Company may cause adverse tax consequences to such persons. Therefore, the interests of the Company and certain of its affiliates, including Messrs. Feldman, Corcoran and Mathewson, could be different in connection with the disposition of any of such hotels. However, decisions with respect to the disposition of all hotel properties in which the Company invests will be made by a majority of the Board of Directors, which majority must include a majority of the Independent Directors when the disposition involves any of the Initial Hotels.

    Conflicting Demands for Management Time

         Messrs. Feldman and Corcoran will be involved in the ownership and management of the Lessee, as well as other activities, in addition to their functions as officers and directors of the Company. Such activities will include, without limitation, the ownership and management of their interests in the St. Louis (Airport), Missouri Embassy Suites hotel, subject to certain restrictions set forth in their employment agreements. Therefore, Messrs. Feldman and Corcoran, as well as other officers and employees of the Company, some of whom are also officers of or provide services to the Lessee, will be subject to competing demands on their time.

RISKS OF LEVERAGE; SUBSTANTIAL AMOUNTS OF FLOATING RATE DEBT

         At June 30, 1997, the Company's outstanding debt consisted of approximately $314.6 million in principal amount outstanding, including approximately $192.0 million under the Line of Credit, a substantial portion of which indebtedness bears interest at floating rates. Since the Company intends to continue to acquire additional hotels, and must distribute annually at least 95% of its taxable income to maintain its REIT status, it may borrow additional funds to make investments or distributions. The Board of Directors has the discretion to permit the Company to incur debt, currently subject to certain contractual limitations and a self-imposed policy limiting indebtedness to an amount not exceeding 40% of the Company's investment in hotel properties, at cost, on a consolidated basis, after giving effect to the Company's use of proceeds from any indebtedness. The Company has obtained the Line of Credit to provide, as necessary, funds for investments in additional hotel properties, working capital and cash to make distributions. The Company's use of the Line of Credit for working capital, distributions and general corporate purposes is limited to 10% of the amount available thereunder. The majority of Company's floating rate debt bears interest at the 30-day London Interbank Offered Rate ("LIBOR") (5.72% at June 30, 1997) plus an amount between 0.45% and 1.75%.

         There can be no assurance that the Company will be able to meet its present or future debt service obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure. Changes in economic conditions could result in higher interest rates which could increase debt service requirements on the Company's substantial amount of floating rate debt and could reduce the amounts available for distribution to its shareholders. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times that may not permit realization of the maximum return on such investments.

TAX RISKS

    Failure to Qualify as a REIT

         The Company operates, and will continue to operate, so as to qualify as a REIT for federal income tax purposes. However, the Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service ("Service") that it qualifies as a REIT. Furthermore, the continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to its shareholders. See "Federal Income Tax Considerations -- Taxation of the Company."

         If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended ("Code"), the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for required payments of principal and interest on indebtedness and to make distributions to the shareholders would be reduced for each of the years involved. Although the Company operates in a manner designed to allow it to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of a majority of the shareholders, to revoke the REIT election. See "Federal Income Tax Considerations."

     REIT Minimum Distribution Requirements

         In order to qualify as a REIT, the Company generally is required each year to distribute to its shareholders at least 95% of its taxable income (excluding any net capital gain). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) any undistributed taxable income from prior periods.

         The Company has made, and intends to continue to make, distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of its share of the income of the Partnership, and the Company's cash available for distribution consists primarily of its share of cash distributions from the Partnership. Differences in timing between taxable income and cash available for distribution due to the seasonality of the hospitality industry could require the Company, through the Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains, nontaxable return of capital, or a combination thereof. The Company provides, and will continue to provide, its shareholders with an annual statement as to its designation of the taxability of distributions.

         Distributions by the Partnership will be determined by the Company's Board of Directors and will be dependent on a number of factors, including the amount of the Partnership's cash available for distribution, the Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

    Failure of the Partnership to be Classified as a Partnership for Federal Income Tax Purposes; Impact on REIT Status

         The Company believes that the Partnership (and its subsidiaries) will be classified as a partnership for federal income tax purposes and not as a corporation or an association taxable as a corporation. However, if the Service were to challenge successfully the tax status of the Partnership as a partnership for federal income tax purposes, the Partnership would be taxable as a corporation. In such event, the Company likely would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Partnership would substantially reduce the amount of cash available for distribution to the Company and its shareholders.

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

         One of the factors that may influence the price of the Company's Common Stock in public trading markets is the annual yield from distributions by the Company on the Common Stock, as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the shares of Common Stock.

SERIES A PREFERRED STOCK SENIOR TO COMMON STOCK IN THE PAYMENT OF DIVIDENDS AND ON LIQUIDATION

         The Series A Preferred Stock (as defined below) ranks senior to the Common Stock with respect to the payment of dividends and amounts distributable upon liquidation, dissolution or winding up of the Company. The holders of the Company's outstanding Series A Preferred Stock are entitled to receive dividends, cumulative from May 6, 1996, in an amount per share equal to the greater of $0.4875 per quarter (equivalent to $1.95 per annum), or the cash distributions declared or paid for the corresponding period on that number of shares of Common Stock into which a share of Series A Preferred Stock is then convertible. Unless all dividends then required to have been paid on the Series A Preferred Stock have been paid or declared and set aside for payment, no dividends may be declared or paid on the Common Stock. Similarly, in the event of a liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to receive an amount per share equal to any accrued but unpaid dividends thereon plus $25.00 before holders of Common Stock will be entitled to any distribution on their shares.

RECENTLY ORGANIZED ENTITIES; LIMITED ASSETS AND OPERATING HISTORY

         The Company, the Partnership and the Lessee were organized in 1994 and have limited operating histories. Although the management of the Company and of the Lessee have substantial experience in developing, financing and operating hotel properties, they have limited experience in operating as a REIT. The Company must rely on the Lessee, and the Lessee, in turn, will depend upon the hotel management companies, to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet its rent obligations under the Percentage Leases. Fifty of the 67 Hotels are managed on behalf of the Lessee by Promus, nine are managed by Doubletree and five are managed by Sheraton. The three remaining Hotels are managed on behalf of the Lessee by other independent professional hotel management companies.
Generally, management contracts extend for a term of ten to 20 years from the date of acquisition of the hotel to which such contract relates. The obligations of the Lessee under the Percentage Leases are unsecured. The Lessee's only assets are cash, receivables, inventory, supplies and prepaid expenses needed in the operation of the Hotels, the franchise licenses for the Hotels, its rights and benefits under the Percentage Leases and the management contracts relating to such hotels and, subject to certain limitations, its right to borrow on a subordinated basis up to approximately $9 million from its equity owners and/or managers. At June 30, 1997, the Lessee had a deficit in total shareholders' equity of approximately $5.7 million. See "The Company" and "Partnership Agreement."

RELIANCE ON KEY PERSONNEL AND BOARD OF DIRECTORS

         Shareholders have no right or power to take part in the management of the Company except through the exercise of voting rights on certain specified matters. The Board of Directors is responsible for managing the Company. The Company's future success, including particularly the implementation of the Company's acquisition growth strategy, is substantially dependent on the active participation of Messrs. Feldman and Corcoran. The loss of the services of either of these individuals could have a material adverse effect on the Company.

 REAL ESTATE INVESTMENT RISKS

         The Company's investments are subject to varying degrees of risk generally incident to the ownership of real property, including, in addition to the risks discussed below, adverse changes in general or local economic conditions, zoning laws, traffic patterns and neighborhood characteristics, tax rates, governmental rules and fiscal policies, and by civil unrest, acts of war, and other adverse factors which are beyond the control of the Company.

    Illiquidity of Real Estate

         Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited. Also, no assurances can be given that the market value of any of the Hotels will not decrease in the future. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price realized in any disposition will recoup or exceed the amount of the Company's investment therein.

    Uninsured and Underinsured Losses

         Each of the Hotels is covered by comprehensive policies of insurance, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained by owners of similar real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Eleven of the Hotels are located in California, which is subject to relatively higher seismic risks. Although each of such hotels was constructed under the more recent and stringent post-1984 building codes that were intended to reduce the likelihood or extent of damage from seismic activity, no assurance can be given that an earthquake would not cause substantial damage and losses. Additionally, 14 of the Hotels are located in the coastal areas of Florida, Georgia, Louisiana, Texas and South Carolina and may, therefore, be particularly susceptible to potential damage from hurricanes or high-wind activity. The Company presently maintains and intends to continue to maintain earthquake insurance on each of the Hotels located in California and hurricane insurance on such Florida, Georgia, Louisiana, Texas and South Carolina hotels, to the extent practicable. The Company's Board of Directors may exercise discretion in determining amounts, coverage limits and the deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

    Environmental Matters

         Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Liability also may extend to persons holding a security interest in the property, under certain limited circumstances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner's ability to dispose of such property, to fully utilize such property without restriction or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of hazardous or toxic substances, including the release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with such releases, including exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the ownership of the Hotels and any subsequently acquired hotels, the Company may be potentially liable for such costs. The cost of defending against claims of liability, of compliance with environmental regulatory requirements or of remediating a contaminated property could materially adversely affect the business, assets or results of operations of the Company and the Partnership and, consequently, amounts available for required payments of principal and interest on indebtedness and to make distributions to the Company's shareholders.

         Phase I environmental audits from independent environmental engineers were obtained with respect to each of the Hotels prior to the acquisition thereof by the Company. The principal purpose of Phase I audits is to identify indications of potential environmental contamination for which the Hotels may be responsible and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I audits of the Hotels were designed to meet the requirements of the then current industry standards governing Phase I audits and, consistent with those requirements, none of the audits involved testing of groundwater, soil or air.

         Accordingly, such Phase I audits do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the Hotels' complete compliance status. Similarly, the audits did not involve comprehensive analysis of potential off-site liability. The Phase I audit reports have not revealed any environmental liability that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware.

    Compliance with Americans with Disabilities Act

         Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While management of the Company believes that, based upon an examination thereof and consultation with professionals, the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. If the Company were required to make substantial modifications at the Hotels to comply with the ADA, the Company's ability to make required payments of principal and interest on indebtedness and to make distributions to its shareholders could be adversely affected.

    Increases in Property Taxes

         Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase as property tax rates change, if properties are improved and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make required payments of principal and interest on indebtedness and to make distributions to its shareholders could be adversely affected.

OWNERSHIP LIMITATION

         In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year. For the purpose of preserving the Company's REIT qualification, the Company's articles of incorporation, as amended ("Charter"), prohibit ownership (taking into account applicable constructive ownership provisions of the Code) of more than 9.9% of the outstanding shares of any class of the Company's outstanding capital stock by any person ("Ownership Limit"), and, subject to certain exceptions, prohibits any transfer that would result in (i) any person owning shares in excess of the Ownership Limit, (ii) the Company's shares being beneficially owned by fewer than 100 persons (determined without reference to any constructive ownership rules), (iii) the Company being "closely held" within the meaning of the Code or otherwise failing to qualify as a REIT under the Code, or (iv) the Company owning, actually or constructively under the applicable constructive ownership provisions of the Code, 10% or more of the ownership interests in the Lessee or any sublessee. Any attempted transfer of shares that would violate any one or more of such prohibitions will be void and of no force or effect whatsoever with respect to any shares in excess of such limits (and, in the case of the prohibition against the Company having fewer than 100 shareholders, will be entirely void), and the attempted transferee will not acquire any right or interest in such excess shares. The Company may take any lawful action deemed necessary or advisable to ensure compliance with the Ownership Limit provisions and to preserve its status as a REIT, including without limitation refusing to recognize or record any prohibited transfer.

         Should any person at any time hold any shares in violation of the Ownership Limit (other than a violation of the requirement that a REIT have at least 100 shareholders), then that number of shares in excess of the number such person could hold without violating the Ownership Limit will be immediately designated as "Shares-in-Trust" and transferred automatically and by operation of law to, and be held in, a trust for the benefit of such beneficiaries as may be designated by the trustee of such trust (which trustee shall be designated by the Company and be a person that is unaffiliated with the Company or any prohibited owner). The trustee will be entitled to receive all distributions on, and to exercise all voting rights of, any Shares-in-Trust. The record holder of any shares so designated as Shares-in-Trust and transferred to a trustee shall have no right or interest in such shares or trust, except the right (upon satisfaction of certain conditions) to receive from the proceeds of sale of such shares to a qualified person or entity an amount equal to the lesser of (i) the amount paid therefor by such record holder (if acquired by him for value), or the market price of such shares determined as provided in the Charter (if acquired by him otherwise than for value), and (ii) the amount received by the trustee from the sale of such Shares-in-Trust.

         The Company or its designee may elect, within specified time limits, to purchase from the trustee any Shares-in-Trust at the lesser of (a) the amount to which the record holder would be entitled pursuant to clause (i) of the immediately preceding paragraph or (b) the market price of such shares, determined as provided in the Charter, on the date of its election to purchase such shares. Accordingly, the record holder of any shares that are designated as Shares-in-Trust may experience a financial loss if the price at which such shares are sold to a qualified person or entity, or the Company, is less than that paid by such record holder therefor. See "Certain Charter, Bylaw and Statutory Provisions -- Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer" and "Federal Income Tax Considerations -- Requirements for Qualification."

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

    Ownership Limit

         The Ownership Limit, which provides that no person may own more than 9.9% in value of the number of outstanding shares of any class of stock of the Company, may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Directors, even if such change of control were to be in the shareholders' interests.

    Staggered Board

         The Board of Directors of the Company has three classes of directors. The terms of the Company's current directors expire in 1997, 1998 and 1999, respectively. Directors for each class are elected for a three-year term upon the expiration of the term of that class. The staggered terms of directors may affect the shareholders' ability to change control of the Company even if such a change in control were to be in the shareholders' interests. See "Certain Charter, Bylaw and Statutory Provisions -- Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer."

    Authority to Issue Preferred Stock

         The Charter authorizes the Board of Directors of the Company to issue up to 10,000,000 shares of Preferred Stock, in one or more series, and to establish the relative preferences and rights of any series of Preferred Stock so issued. The Company has issued and outstanding 6,050,000 shares of its $1.95 Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), with an additional 3,950,000 shares of Preferred Stock available for future issuance. The issuance of such Preferred Stock could have the effect of delaying or preventing a change in control of the Company even if such a change were to be in the shareholders' interests.

    Maryland Anti-Takeover Statutes

         As a Maryland corporation, the Company is subject to various legislative acts set forth under the Maryland General Corporation Law ("MGCL"), including (i) the Maryland Business Combination Statute, which imposes certain restrictions upon, and mandates that certain procedures be followed in connection with, certain takeovers and business combinations, and (ii) the Maryland Control Share Statute, which denies voting rights with respect to shares acquired in certain transactions involving the acquisition of one-fifth or more of the voting control of the subject company. Although the Company's Charter contains a provision exempting any and all acquisitions from the provisions of the Maryland Control Share Statute, if such provision is subsequently amended or eliminated, it may deter any shareholder from acquiring any substantial amount of the outstanding stock of the Company. In addition, to the extent that the foregoing statutes discourage or make more difficult a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock, they could increase the likelihood that incumbent directors of the Company retain their positions, and may also have the effect of discouraging a tender offer or other attempts to obtain control of the Company even though such attempts might be beneficial to the Company and its shareholders. See "Certain Charter, Bylaw and Statutory Provisions -- Maryland Anti-Takeover Statutes."

RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

         Fifty-one of the Hotels are being operated under, and one is in the process of being converted to, the Embassy Suites brand. Of the fifteen remaining Hotels, nine are operated as Doubletree Guest Suites hotels under management contracts with a subsidiary of Doubletree, five are operated as Sheraton hotels (three of which are upscale, full-service traditional non-suite hotels) under management contracts with a subsidiary of Sheraton and one is, and may continue to be, operated under a franchise license as a Hilton Suites hotel. No assurance can be provided that the Company will not be required to make and fund significant improvements to the Hotels in the future to obtain or maintain its franchise licenses. Failure to complete improvements, when required, in a manner satisfactory to the franchisor could result in the failure to issue, or the cancellation, of one or more franchise licenses. In addition, the Company may desire to operate additional hotels acquired by it under franchise licenses from Promus or another franchisor, and such franchisors may require that significant capital expenditures be made to such additional hotels as a condition of granting such franchise licenses.

         The continuation of franchise licenses for the Hotels is subject to the maintenance of specified operating standards and other terms and conditions. Promus periodically inspects its licensed properties to confirm adherence to its maintenance and operating standards. Under each Percentage Lease, the Company is obligated, among other things, to pay the costs of maintaining the structural elements of each hotel and to set aside as a reserve 4% of hotel suite revenues per month, on a cumulative basis, and to fund from the reserve or from other sources capital expenditures (subject to approval by the Company's Board of Directors) for the periodic replacement or refurbishment of furniture, fixtures and equipment required for the retention of such franchise licenses. During the period from the closing of the Company's initial public offering to June 30, 1997, the Company made, and in the future may be obligated or deem it advisable to make, capital investments in the Hotels of more than 4% of the suite revenues thereof. Should the Company be required or elect to do so in the future, such investments may necessitate the use of borrowed funds or the reduction of distributions. The Lessee is responsible for routine maintenance and repair expenditures with respect to the Hotels. The failure to maintain the standards or adhere to the other terms and conditions of the Embassy Suites or other franchise licenses could result in the loss or cancellation of such franchise licenses. It is possible that a franchisor could condition the continuation of a franchise license upon the completion of substantial capital improvements, which the Board of Directors may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse, in which event the Company will be obligated to indemnify the Lessee against any loss or liability incurred by it as a consequence of such decision. In any case, if a franchise is terminated, the Company and the Lessee may seek to obtain a suitable replacement franchise, or to operate the affected hotel independent of a franchise license. The loss of any franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by such license because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a number of the franchise licenses for the Hotels could have a material adverse effect on the Company's revenues under the Percentage Leases and the Company's cash available to make required payments of principal and interest on indebtedness and to make distributions to its shareholders.


                                USE OF PROCEEDS

         The Selling Shareholders will receive all of the proceeds from the sale of Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares.


                              SELLING SHAREHOLDERS

         The following table sets forth the name and relationship with the Company of each Selling Shareholder and (i) the number of shares of Common Stock beneficially owned by each Selling Shareholder as of July 15, 1997, (ii) the maximum number of shares of Common Stock which may be offered for the account of each Selling Shareholder under this Prospectus and (iii) the amount and percentage of Common Stock that would be beneficially owned by each Selling Shareholder after completion of the Offering, assuming the sale of all of the Common Stock which may be offered hereunder. Except as otherwise noted below, each of the Selling Shareholders has held the indicated relationship with the Company since its inception of operations on July 28, 1994.


                                                                                        AMOUNT AND PERCENTAGE
                                                                                           OF COMMON STOCK
                                                                                             OWNED AFTER
                                                           MAXIMUM NUMBER OF               THE OFFERING(2)
         NAME OF                   SHARES OWNED           SHARES WHICH MAY BE        ---------------------------
   SELLING SHAREHOLDER         PRIOR TO OFFERING(1)         SOLD HEREUNDER           AMOUNT           PERCENTAGE
   -------------------         --------------------     -----------------------      ------           ----------
Hervey A. Feldman                    464,315(3)                33,000                 431,315(3)            1.2%
Chairman of the Board

Thomas J. Corcoran, Jr.              464,415(3)                33,000                 431,415(3)            1.2%
President and
Chief Executive Officer

Nicholas R. Peterson(4)                35,000                  35,000                       0                  *

William S. McCalmont(5)                36,000                  17,500                  18,500                  *
Senior Vice President, Treasurer
and Chief Financial Officer

Lawrence D. Robinson(5)                36,500                  14,500                  22,000                  *
Senior Vice President, General
Counsel and Secretary

William P. Stadler(5)                  12,577                   2,500                  10,077                  *
Vice President and Director of
Acquisition and Development

Lester C. Johnson(5)                    6,000                   2,000                   4,000                  *
Vice President, Controller and
Principal Accounting Officer

                                                                                        AMOUNT AND PERCENTAGE
                                                                                           OF COMMON STOCK
                                                                                             OWNED AFTER
                                                           MAXIMUM NUMBER OF               THE OFFERING(2)
         NAME OF                   SHARES OWNED           SHARES WHICH MAY BE        ---------------------------
   SELLING SHAREHOLDER         PRIOR TO OFFERING(1)         SOLD HEREUNDER           AMOUNT           PERCENTAGE
   -------------------         --------------------     -----------------------      ------           ----------
Jack Eslick(5)                         12,000                    2,000               10,000                *
Vice President and Director
of Asset Management

Thomas L. Wiese                        14,300                    2,000               12,300                *
Vice President, Assistant
Treasurer and Assistant Secretary

Richard S. Ellwood                      4,500                    3,500                1,000                *
Director

Richard O. Jacobson                    21,200                    3,500               17,700                *
Director

Thomas A. McChristy                    45,900                    3,500               42,400                *
Director

Donald J. McNamara                      4,600                    3,500                1,100                *
Director

-----------------
*    Less than 1%.

(1) Beneficial ownership as of July 15, 1997, based upon information provided by the respective Selling Shareholders. Certain of the shares reflected as being beneficially owned were issued under the Plans subject to forfeiture if certain conditions thereof are not satisfied.

(2) Assumes sale of the maximum number of shares of Common Stock which may be sold hereunder, although Selling Shareholders are under no obligation known to the Company to sell any shares of Common Stock at this time.
    Percentages are based upon 36,587,733 shares outstanding as of July 15, 1997.

(3) Includes 294,915 shares issuable to FelCor, Inc. upon exercise of redemption rights with respect to Units issued to it in connection with the Company's initial public offering in July 1994. Messrs. Feldman and Corcoran are the sole shareholders and directors of FelCor, Inc. and each may be deemed to own beneficially all of the Units owned by FelCor, Inc.

(4) Mr. Peterson served as the Senior Vice President and Chief Financial Officer of the Company from December 1994 to June 1996.

(5) The indicated officers have held such positions since the dates indicated:
    Mr. McCalmont, August 1996; Mr. Robinson, May 1996; Mr. Eslick, April 1996; Mr. Stadler, July 1995; and Mr. Johnson, October 1995.


                              PLAN OF DISTRIBUTION

     The Shares may be sold pursuant to the offer made hereby from time to time by the Selling Shareholders. The Selling Shareholders may sell the Shares being offered hereby: (i) in ordinary brokerage transactions and in transactions in which brokers solicit purchasers; (ii) in privately negotiated direct sales or sales effected through agents not involving established trading markets; or (iii) through transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the Registration Statement of which this Prospectus is a part. The Shares may be sold at prices and at terms then prevailing or at prices related to the then current market price of the Common Stock on the NYSE or at other negotiated prices. In addition, any of the Shares that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such rule, rather than pursuant to this Prospectus.

     The Shares consist of Common Stock previously issued to Selling Shareholders, pursuant to one or both of the Plans, in transactions exempt from the registration requirements of the Securities Act.

     In the case of sales of the Shares effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares sold by or through such broker-dealers, or both. The Company has advised the Selling Shareholders that the anti-manipulative rules of Regulation M under the Securities Exchange Act of 1934, as amended ("Exchange Act") may apply to their sales in the market and has informed them of the need for delivery of copies of this Prospectus. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Shareholders and any broker-dealers with respect to the sale of the shares offered by this Prospectus. The Selling Shareholders and any broker-dealer or other agent executing sell orders on behalf of the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case the commissions received by any such broker-dealer or agent and profit on any resale of the shares of Common Stock may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation. The Company will receive no part of the proceeds from the sale of any Shares hereunder.

     The Selling Shareholders will pay their costs and expenses of selling the Shares hereunder, including commissions and discounts of underwriters, brokers, dealers or agents, and the Company pay the costs and expenses incident to its registration and qualification of the Shares offered hereby, including applicable filing fees, legal and accounting fees and expenses.

     The Selling Shareholders may elect to sell all, a portion or none of the Shares offered by them hereunder.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. The following summary description does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws. See "Certain Charter, Bylaw and Statutory Provisions -- Charter and Bylaw Provisions."

COMMON STOCK

         Under the Charter, the Company has authority to issue up to 50,000,000 shares of Common Stock. Under Maryland law, shareholders generally are not responsible for the corporation's debts or obligations. At July 15, 1997, the Company had outstanding 36,587,733 shares of Common Stock. In addition, 2,904,491 shares of Common Stock were issuable upon redemption of outstanding Units by the Company.

    Terms

         Subject to the preferential rights of the outstanding Series A Preferred Stock and of any other series of Preferred Stock that may be issued, the holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including in the election of directors. The Company's Charter does not provide for cumulative voting in the election of directors. Except as otherwise required by law or provided in a Designating Amendment (as defined below) relating to Preferred Stock of any series, the holders of Common Stock exclusively possess all voting power. See "-- Preferred Stock" and "Certain Charter, Bylaw and Statutory Provisions -- Charter and Bylaw Provisions."


         In order to maintain its qualification as a REIT, the Company must distribute to its shareholders at least 95% of its annual taxable income (which does not include net capital gains). For the year ended December 31, 1996, the Company had distributions totaling $1.92 per share, of which approximately $1.64 per share was required to satisfy the 95% REIT distribution test for maintaining its qualification as a REIT. For the year ended December 31, 1995, the Company had distributions totaling $1.84 per share, of which $1.61 per share was required to satisfy the 95% REIT distribution test. Under certain circumstances the Company may be required to make distributions in excess of cash available for distribution in order to meet such REIT distribution requirements. In such event, the Company presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the distributions required to retain its qualification as a REIT for federal income tax purposes.

         The Company paid a cash distribution for the first quarter of 1997 in the amount of $0.50 per share on April 30, 1997 to holders of record on April 15, 1997 and has declared a second quarter dividend in the amount of $0.50 per share, payable on July 30, 1997 to holders of record on July 15, 1997. The Company currently anticipates that it will maintain at least the current dividend rate for the immediate future, unless actual results of operations, economic conditions or other factors differ from its current expectations. Future distributions, if any, paid by the Company will be at the discretion of the Board of Directors of the Company and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the Board of Directors of the Company deem relevant. For a discussion of the treatment of distributions to holders of shares of Common Stock, see "Federal Income Tax Considerations" herein.

         The holders of the Company's outstanding Series A Preferred Stock are entitled to receive dividends, cumulative from May 6, 1996, in an amount per share equal to the greater of $0.4875 per quarter (equivalent to $1.95 per annum), or the cash distributions declared or paid for the corresponding period on that number of shares of Common Stock into which a share of Series A Preferred Stock is then convertible. Unless all dividends then required to have been paid on the Series A Preferred Stock have been paid or declared and set aside for payment, no dividends may be declared or paid on the Common Stock. See "-- Series A Preferred Stock -- Dividends."

         To the extent that cash flow from operations were to be insufficient during any quarter, due to temporary or seasonal fluctuations in Percentage Lease revenue, the Company expects to utilize other cash on hand or borrowings under the Line of Credit to make such distributions. The Company's use of the Line of Credit for working capital, distributions and general corporate purposes is limited to 10% of the amount available under the Line of Credit.
No assurance can be given, however, that the Company will make distributions in the future at the current rate, or at all.

         The provisions of the Series A Preferred Stock prohibit the declaration and payment of distributions on the Common Stock unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or set aside for payment. All preferred dividends on the Series A Preferred Stock are current. In addition, the terms of the Company's agreements, under which the Company had incurred an aggregate of approximately $314.7 million in debt and capital lease obligations at June 30, 1997, further restrict the Company's ability to make distributions with respect to it's capital stock, although the Company would be permitted, in any event, to make distributions in amounts necessary to maintain its status as a REIT. All of the Shares offered hereby are fully paid and nonassessable and have no preemptive rights.

    Restrictions on Ownership and Transfer

         The Common Stock is subject to certain restrictions upon the ownership and transfer thereof that were adopted for the purpose of enabling the Company to preserve its status as a REIT. For a description of such restrictions and the Maryland Anti-Takeover Statutes, see "Certain Charter, Bylaw and Statutory Provisions -- Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer" and "--Maryland Anti-Takeover Statutes."

    Exchange Listing

        The Company's Common Stock is listed on the NYSE under the symbol "FCH."

    Transfer Agent

         The transfer agent and registrar for the Common Stock is SunTrust Bank, Atlanta, Georgia.

PREFERRED STOCK

         The Charter authorizes the issuance of 10,000,000 shares of Preferred Stock, par value $0.01 per share. Other than the Series A Preferred Stock, no series of Preferred Stock has been authorized or issued. Prior to the classification of unissued shares of a series, the Board of Directors is required by the Maryland General Corporation Law ("MGCL") and the Company's Charter to file Articles Supplementary with the Maryland Department of Assessments and Taxation which fix for each series, subject to the Ownership Limitation Provisions of the Company's Charter, the designation, voting powers, set or change preferences, conversion or limitations as to other rights, dividends, qualifications or the terms and conditions of redemption, of the series, as are permitted by Maryland law (a "Designating Amendment"). The Preferred Stock may be issued from time to time in one or more series, without shareholder approval. Thus, without shareholder approval, the Company could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Common Stock and Series A Preferred Stock.

SERIES A PREFERRED STOCK

         On June 30, 1997, there were issued and outstanding an aggregate of 6,050,000 shares of Series A Preferred Stock out of the 10,000,000 shares of the Company's authorized Preferred Stock. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to the terms and provisions of the Company's Charter, Bylaws and Articles Supplementary to the Charter setting forth the particular terms of the Series A Preferred Stock ("Series A Amendment"), including the definition of certain terms, which are incorporated herein by reference.

         The Series A Preferred Stock is validly issued, fully paid and nonassessable, and the holders thereof have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire the Series A Preferred Stock. Unless converted or redeemed by the Company into shares of Common Stock, the Series A Preferred Stock has a perpetual term, with no maturity. The shares of Series A Preferred Stock are listed on the NYSE under the symbol "FCHPrA."

    Ranking

         The Series A Preferred Stock rank senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.

         While any shares of Series A Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock and all other shares of Voting Preferred Stock, voting as a single class. However, the Company may create additional classes of stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking on a parity with the Series A Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series A Preferred Stock. See "--Voting Rights" below.

    Dividends

         Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available for payment, cash dividends payable in an amount per share equal to the greater of $0.4875 per quarter (equivalent to $1.95 per annum) or the cash dividends (determined as of the record date for each of the respective quarterly dividend payment dates referred to below) on the number of shares of Common Stock, or portion thereof, into which a share of Series A Preferred Stock is then convertible. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the last calendar day of January, April, July and October of each year (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company. Dividends accrue from May 6, 1996, the date of original issuance of the Series A Preferred Stock. Dividends are cumulative from such date, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Series A Preferred Stock do not bear interest. Dividends payable on the Series A Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

         Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as defined below) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series A Preferred Stock for all prior dividend periods and the then current dividend period. If accrued dividends on the Series A Preferred Stock and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series A Preferred Stock and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series A Preferred Stock and such Parity Stock.

         Unless all dividends then required to be paid on the Series A Preferred Stock and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, the Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock, through a sinking fund or otherwise. Notwithstanding the foregoing limitations, the Company's may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT.

         As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, (ii) the term "Junior Stock" means the Common Stock, and any other class of capital stock of the Company now or hereafter issued and outstanding that ranks junior to the Series A Preferred Stock as to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company and (iii) the term "Parity Stock" means any other class or series of capital stock of the Company now or hereafter issued and outstanding that ranks equally with the Series A Preferred Stock as to the payment of dividends and amounts upon liquidation, dissolution or winding up of the Company.

    Liquidation Preference

         The holders of shares of Series A Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, $25.00 per share of Series A Preferred Stock plus an amount per share of Series A Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders ("Liquidation Preference"), and no more.

         Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series A Preferred Stock and any Parity Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series A Preferred Stock and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such shares of Series A Preferred Stock and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company nor a sale, lease or transfer of all of substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

    Voting Rights

         Except as indicated below, or except as otherwise from time to time required by applicable Maryland law, the holders of shares of Series A Preferred Stock have no voting rights.

         If six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two, and the holders of shares of Series A Preferred Stock and any such other Parity Stock, voting together as a single class ("Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Company's Board of Directors at an annual meeting of shareholders or a properly called special meeting of the holders of the Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends, together with the dividends for the current quarterly period, on the Voting Preferred Shares have been paid or declared and set aside for payment.

         The approval of two-thirds of the outstanding shares of Series A Preferred Stock and any Parity Stock similarly affected, voting together as a single class, will be required in order to amend the Series A Amendment to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Stock and such Parity Stock, or to amend the Charter to authorize, create, or increase the authorized amount of, any class of stock having rights senior to the Series A Preferred Stock and such Parity Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of the Company. However, the Company may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of Series A Preferred Stock.

         Except as required by law, the holders of Series A Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale, lease or transfer of all or substantially all of the assets of the Company. See "-- Conversion Price Adjustments" below.

    Redemption

         Shares of Series A Preferred Stock are not redeemable by the Company prior to April 30, 2001. On and after April 30, 2001, the shares of Series A Preferred Stock will be redeemable, in whole or in part, at the option of the Company, for (i) such number of shares of Common Stock as are issuable at a conversion rate of 0.7752 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain circumstances, or (ii) cash in an amount equal to the aggregate market value (determined as of the date of the notice of redemption) of such number of shares of Common Stock. The Company may exercise this redemption option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the NYSE equals or exceeds the Conversion Price per share, subject to adjustment in certain circumstances. In order to exercise its redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have been met. On the redemption date, the Company must pay on each share of Series A Preferred Stock to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date.

    Conversion Rights

         Shares of Series A Preferred Stock are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of Common Stock at a conversion price of $32.25 per share of Common Stock (equivalent to a conversion rate of 0.7752 shares of Common Stock for each share of Series A Preferred Stock), subject to adjustment as described below ("--Conversion Price Adjustments"). The right to convert shares of Series A Preferred Stock called for redemption will terminate at the close of business on such redemption date.

         Conversion of shares of Series A Preferred Stock, or a specified portion thereof, may be effected by delivering a certificate or certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificate or certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Initially such office will be the principal corporate trust office of SunTrust Bank, Atlanta located in Atlanta, Georgia.

    Conversion Price Adjustments

         The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in Common Stock of the Company, (ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the fair market value per share of Common Stock, (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and excluding Permitted Common Stock Cash Distributions (as herein defined), and cash dividends which result in a payment of an equal cash dividend to the holders of the Series A Preferred Stock). "Permitted Common Stock Cash Distributions" means cash dividends and distributions paid with respect to the Common Stock after December 31, 1995, not in excess of the sum of the Company's cumulative undistributed net earnings at December 31, 1995, plus the cumulative amount of funds from operations, as determined by the Board of Directors on a basis consistent with the financial reporting practices of the Company, after December 31, 1995, minus the cumulative amount of dividends accrued or paid on the Series A Preferred Stock or any other class of Preferred Stock after January 1, 1996. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock, or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

                CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS

CHARTER AND BYLAW PROVISIONS

    Restrictions on Ownership and Transfer

         For the Company to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, not more than 50% in value of the Company's outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year, and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. See "Federal Income Tax Considerations -- Requirements for Qualification." For the purpose of preserving the Company's REIT qualification, the Company's Charter contains the "Ownership Limitation Provisions," which restrict the ownership and transfer of the Company's capital stock under certain circumstances.

         The Ownership Limitation Provisions provide that, subject to certain exceptions specified in the Charter, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 9.9% of any class of the Company's outstanding capital stock (the "Ownership Limit"). The Board of Directors may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Ownership Limitation Provisions will not apply if the Board of Directors and the holders of 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

         Any purported transfer of capital stock of the Company and any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit, and the purported transferee ("Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit ("Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock of the Company or any other event otherwise would cause the Company to become "closely held" under the Code or otherwise fail to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 shareholders), then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the

Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. Also, if any purported transfer of capital stock of the Company or any other event would otherwise cause the Company to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in the Lessee or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

         Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). The trustee of the trust who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Owner, will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.

         Any purported transfer of capital stock of the Company that would otherwise cause the Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

         All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

         Every owner of more than 5% (or such lower percentage as may be required by the Code or Treasury Regulations) of the outstanding shares of capital stock of the Company must file a written notice with the Company containing the information specified in the Charter no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

         The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of the Company without approval of the Board of Directors.

    Staggered Board of Directors

         The Charter provides that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

         The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher price than might otherwise be the case.

    Number of Directors; Removal; Filling Vacancies

         The Charter and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors, provided, however, that in no event shall the number of directors be less than the minimum required by the MGCL.
At all times a majority of the directors shall be Independent Directors, as defined by the Company's Charter, except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. As of July 15, 1997, there were seven directors, four of whom were Independent Directors. The holders of Common Stock shall be entitled to vote on the election or removal of directors, with each share entitled to one vote. The Charter provides that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum. Any director so elected may qualify as an Independent Director only if he has received the affirmative vote of at least a majority of the remaining Independent Directors, if any. Accordingly, the Board of Directors could temporarily prevent any shareholder from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

         A director may be removed with cause by the vote of the holders of a majority of the outstanding shares of Common Stock at a special meeting of the shareholders called for the purpose of removing him. Additionally, the Charter and the MGCL provide that if shareholders of any class of capital stock of the Company are entitled separately to elect one or more directors, such directors may not be removed except by the affirmative vote of a majority of all of the shares of such class or series entitled to vote for such directors.

    Limitation of Liability

         The Charter provides that to the maximum extent that Maryland law in effect from time to time permits limitation of liability of directors and officers, no director or officer of the Company shall be liable to the Company or its shareholders for money damages.

    Indemnification of Directors and Officers

         The Charter and Bylaws require the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted from time to time by Maryland law. Maryland law permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses (including attorneys fees) actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification if it determines that the person is fairly and reasonably entitled thereto in view of all the relevant circumstances, unless the proceeding was an action by or in the right of the corporation or involved a determination that the person received an improper personal benefit.

    Amendment

         The Charter may be amended by the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock entitled to vote on the matter after the directors have adopted a resolution proposing the amendment and submitted the resolution to the shareholders at either an annual or special meeting, with the shareholders voting as a class with one vote per share; provided, that the Charter provision providing for the classification of the Company's Board of Directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors and the affirmative vote of holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors voting as a class. The provisions relating to restrictions on transfer, designation of shares-in-trust, shares-in-trust and ownership of the Lessee may not be amended, altered, changed or repealed without the affirmative vote of a majority of the members of the Board of Directors and adopted by an affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a class.

    Operations

         The Company generally is prohibited from acquiring or holding property or engaging in any activity that would cause the Company to fail to qualify as a REIT.

MARYLAND ANTI-TAKEOVER STATUTES

         Under Sections 3-601 et seq. of the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer of issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any "business combination" must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Shareholder with whom the business combination is to be effected, unless, among other conditions, the corporation's shareholders receive a minimum price (as defined under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provision of Maryland law do not apply, however, to business combinations that are (i) with respect to specifically identified or unidentified existing or future Interested Shareholders, approved or exempted by the board of directors of the corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder, or (ii) if the original articles of incorporation of the corporation contain a provision expressly electing not to be governed by
Section 3-602 of the MGCL or the shareholders of the corporation adopt a charter amendment by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together in a single group, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Shareholders. The Charter has exempted from these provisions of Maryland law, any business combination involving Mr. Feldman or Mr. Corcoran or any present or future affiliates, associates or other persons acting in concert or as a group with Mr. Feldman or Mr. Corcoran.

         Sections 3-701 et seq. of the MGCL (the "Control Share Statute") provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be case on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and directors of the corporation who are employees of the corporation are entitled to direct or exercise the voting power in the election of directors. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. Voting rights will not be denied to "control shares" if the acquisition of such shares, as to specifically identified or unidentified future or existing shareholders or their affiliates, has been approved by the charter or bylaws of the corporation prior to the acquisition of such shares.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders





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
to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

         The Maryland Control Share Statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation's articles of incorporation or bylaws.

         The Charter and Bylaws contain a provision exempting any and all acquisitions of the Company's shares of capital stock from the control shares provision of Maryland law. There can be no assurance that this provision will not be amended or eliminated in the future. If the foregoing exemption in the bylaws is rescinded, the Maryland Control Share Statute could have the effect of discouraging offers to acquire the Company and increasing the difficulty of consummating any such offer.

                             PARTNERSHIP AGREEMENT

         The following summary of the Partnership Agreement, and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus is a part.

MANAGEMENT

         The Partnership is a Delaware limited partnership and was formed pursuant to the terms of the Partnership Agreement. Pursuant to the Partnership Agreement, the Company, as the sole general partner of the Partnership ("General Partner"), has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, and the limited partners of the Partnership ("Limited Partners") have no authority to transact business for, or participate in the management activities or decisions of, the Partnership. However, any amendment to the Partnership Agreement that would (i) affect the redemption rights described under "-- Redemption Rights" below, (ii) adversely affect the Limited Partners' rights to receive cash distributions, (iii) alter the Partnership's allocations of income, or (iv) impose on the Limited Partners any obligations to make additional contributions to the capital of the Partnership, requires the consent of Limited Partners holding at least a majority of the Units.

TRANSFERABILITY OF INTERESTS

         The Company may not voluntarily withdraw from the Partnership or transfer or assign its interest in the Partnership unless the transaction in which such withdrawal or transfer occurs results in the Limited Partners receiving property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction, or unless the successor to the Company contributes substantially all of its assets to the Partnership in return for an interest in the Partnership. The Limited Partners may not transfer their interests in the Partnership without the consent of the Company, which the Company may withhold in its sole discretion. The Company may not consent to any transfer that would cause the Partnership to be treated as a separate corporation for federal income tax purposes.

CAPITAL CONTRIBUTION

         The Company and the original Limited Partners contributed cash and interests in the Company's six initial hotels to the Partnership in connection with the Company's initial public offering of Common Stock in 1994 ("IPO"). Subsequently, the Partnership issued additional Units in exchange for cash contributions from Promus and for interests in additional hotels. The Company has contributed, and will continue to contribute, all of the net proceeds from the sale of capital stock to the Partnership in exchange for additional Units having distribution, liquidation and conversion provisions substantially identical to the capital stock so offered by the Company. As required by the Partnership Agreement, immediately prior to a capital contribution by the Company, the Partners' capital accounts and the Carrying Value (as that term is defined in the Partnership Agreement) of the Partnership property shall be adjusted to reflect the unrealized gain or unrealized loss attributable to the Partnership property as if such items had actually been recognized immediately prior to such issuance and had been allocated to the Partners at such time.

         The Partnership Agreement provides that if the Partnership requires additional funds at any time or from time to time in excess of funds available to the Partnership from borrowing or capital contributions, the Company may borrow such funds from a financial institution or other lender and lend such funds to the Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. As an alternative to borrowing funds required by the Partnership, the Company may contribute the amount of such required funds as an additional capital contribution to the Partnership. If the Company so contributes additional capital to the Partnership, the Company will receive additional Units.

REDEMPTION RIGHTS

         Pursuant to the Partnership Agreement, the Limited Partners are entitled to redemption rights, which enable them to cause the Partnership to redeem their interests in the Partnership (subject to certain restrictions) in exchange for shares of Common Stock, cash or a combination thereof, at the election of the Company. The redemption rights may not be exercised if the issuance of shares of Common Stock by the Company, as General Partner, for any part of the interest in the Partnership sought to be redeemed would (i) result in any person violating the Ownership Limit contained in the Company's Charter
(ii) cause the Company to be "closely held" within the meaning of the Code,
(iii) cause the Company to be treated as owning 10% or more of the Lessee or any sublessee within the meaning of the Code, or (iv) otherwise cause the Company to fail to qualify as a REIT. In any case, the Partnership or the Company (as the case may be) may elect, in its sole and absolute discretion, to pay the Redemption Amount in cash. The redemption rights may be exercised by the Limited Partners, in whole or in part (in either case, subject to the above restrictions), at any time or from time to time, following the satisfaction of any applicable holding period requirements. At July 15, 1997, the aggregate number of shares of Common Stock issuable upon exercise of the redemption rights by the Limited Partners was 2,904,491. The number of shares issuable upon the exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the Limited Partners or the shareholders of the Company.

REGISTRATION RIGHTS

         The Limited Partners have, or will have, certain rights to the registration for resale of the shares of Common Stock held by them or received by them upon redemption of their Units. Such rights include piggyback rights and the right to include such shares in the registration statement of which this Prospectus is a part. The Company is required to bear the costs of such registration statements, exclusive of underwriting discounts, commissions and certain other costs attributable to, and to be borne by, the selling shareholders. See "Selling Shareholders."

TAX MATTERS

         Pursuant to the Partnership Agreement, the Company is the tax matters partner of the Partnership and, as such, has authority to make tax elections under the Code on behalf of the Partnership.

         Profit and loss of the Partnership generally are allocated among the partners in accordance with their respective interests in the Partnership based on the number of Units held by the partners.

OPERATIONS

         The Partnership Agreement requires that the Partnership be operated in a manner that enables the Company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.

DISTRIBUTIONS

         The Partnership Agreement provides that the Partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the Partnership's property in connection with the liquidation of the Partnership) quarterly, in amounts determined by the Company in its sole discretion, to the partners in accordance with their respective percentage interests in the Partnership. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any partner loans, any remaining assets of the Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If any partner, including the Company, has a negative balance in its capital account following a liquidation of the Partnership, it will be obligated to contribute cash to the Partnership equal to the negative balance in its capital account.

TERM

         The Partnership will continue until December 31, 2044, or until sooner dissolved upon (i) the bankruptcy, dissolution or withdrawal of the Company as General Partner (unless the Limited Partners elect to continue the Partnership), (ii) the sale or other disposition of all or substantially all the assets of the Partnership, (iii) the redemption of all limited partnership interests in the Partnership (other than those held by the Company, if any), or
(iv) the election by the General Partner.

                       FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material federal tax income tax considerations relevant to a prospective holder of Common Stock. The discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of Common Stock in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

         EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

         The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its initial taxable year ended December 31, 1994. The Company currently is qualified as a REIT and intends to continue to operate in such manner, but no assurance can be given that the Company will operate in a manner so as to remain qualified as a REIT.

         The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively. Hunton & Williams has acted as tax counsel to the Company in connection with the Offering and the Company's election to be taxed as a REIT.

         The Company believes that it qualified to be taxed as a REIT for its taxable years ended December 31, 1994 through December 31, 1996, and that its organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended December 31, 1997 and in the future. Continued qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

         If the Company continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to the shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test multiplied by (ii) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and
(iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e. , a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition. See "--Pending Tax Legislation."

REQUIREMENTS FOR QUALIFICATION

         The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year ("5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and
(ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The Company has issued sufficient common stock in sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, the Company's Charter provides for restrictions regarding transfer of the Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

         For purposes of determining stock ownership under the 5/50 Rule, a (i) supplement unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual, and (ii) stock held by a trust that is a qualified trust under Code section 401(a) is treated as held by the trust's beneficiaries in proportion to their actuarial interests in the pension trust for purposes of the 5/50 Rule.

         The Company currently does not have any corporate subsidiaries but it may have corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period that such corporation was in existence. Thus, in applying the requirements described herein, any "qualified REIT subsidiaries" acquired or formed by the Company will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership and its subsidiary partnerships (the "Subsidiary Partnerships") will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

    Income Tests

         In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of Common Stock, or from any combination of the foregoing. Third, not more than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) Common Stock held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The specific application of these tests to the Company is discussed below.

         Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

         Pursuant to the Percentage Leases, the Lessee leases from the Partnership and the Subsidiary Partnerships (as defined below) the land, buildings, improvements, furnishings, and equipment comprising the Hotels for a ten-year period. The Percentage Leases provide that the Lessee is obligated to pay to the Partnership (i) the greater of a fixed rent ("Base Rent") or a percentage rent ("Percentage Rent") (collectively, "Rents") and (ii) certain other amounts, including interest accrued on any late payments or charges ("Additional Charges"). The Percentage Rent is calculated by multiplying fixed percentages by the gross suite revenues and food and beverage rent revenues for each of the Hotels in excess of certain levels. The Base Rent accrues and is required to be paid monthly. Although Percentage Rent is due quarterly, the Lessee will not be in default for non-payment of Percentage Rent due in any calendar year if the Lessee pays, within 90 days of the end of the calendar year, the excess of Percentage Rent due and unpaid over the Base Rent with respect to such year. For purposes of this section, the term "Partnership" includes the Subsidiary Partnerships when the context requires.

         In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

         In addition, Code Section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

         The Company believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts: (i) the Partnership and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (ii) the Lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements, and dictates how the Hotels are operated, maintained, and improved, (iv) the Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory and supplies used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by the Partnership under each Percentage Lease), (v) the Lessee benefits from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a Hotel, the Lessee will be at economic risk because it will be obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration or (B) purchase the Hotel for an amount generally equal to the Partnership's investment in the Property, (vii) the Lessee will indemnify the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels or (B) the Lessee's use, management, maintenance or repair of the Hotels, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, and (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels.

         Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

         In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in an Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted basis of the personal property in the Hotel at the beginning and at the end of the taxable bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of the such taxable year ("Adjusted Basis Ratio"). The initial adjusted basis of the personal property in each Hotel was less than 15% of the initial adjusted bases of both the real and personal property comprising such hotel. The basis of personal property in Hotels acquired for cash was determined either by appraisals performed by a professional appraiser, or by internal appraisals performed by the Company using the same methodology employed by professional appraisers. The initial adjusted basis of Hotels acquired in exchange for Units generally was the same as the basis of the transferor of the Hotel at the time of the transfer. In no event will the Partnership acquire additional personal property for a Hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for such Hotel to exceed 15%. There can be no assurance, however, that the Service would not assert that the personal property originally acquired by the Partnership had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Company could exceed the Adjusted Basis Ratio as to one or more of the Hotels, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

         Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and (iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases and the Company represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

         A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the stock of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the ownership interests in any lessee that are owned, directly or indirectly, by or for such person. The Company does not currently own, directly or constructively, any ownership interest in the Lessee. In addition, the Partnership Agreement provides that a redeeming Limited Partner will not be permitted to redeem Units (unless the Company elects, in its sole discretion, to pay cash in lieu of Common Stock) to the extent that the acquisition of Common Stock by such partner would result in the Company being treated as owning, directly or constructively, 10% or more of the ownership interests of the Lessee or of the ownership interests in any sublessee. Thus, the Company should never own, directly or constructively, 10% or more of the Lessee or any sublessee. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of shares of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

         A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render noncustomary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because the Partnership is not performing any services other than customary ones for the Lessee. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

         If the Rents do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. Thus, if the Rents attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of the Company's gross income during the year, the Company would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or
(iii) the Company furnishes noncustomary services to the Lessee (other than through a qualified independent contractor) or manages or operates the Hotels, none of the Rents would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income test.

         In addition to the Rents, the Lessee is required to pay to the Partnership and Subsidiary Partnerships the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

         The term "interest," as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

         Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company and the Partnership believe that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to the particular property. Nevertheless, the Company and the Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

         The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualified income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT on the date that is two years after the date such REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent) or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement Lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company from such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company might be unable to satisfy the 75% and 95% gross income tests.

         It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test. Furthermore, any such contract would be considered a "security" for purposes of applying the 30% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as REIT. See "--Pending Tax Legislation."

         If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Taxation of the Company," even if those relief provisions apply, a tax would be imposed with respect to the net income attributable to the excess of 75% or 95% of the Company's gross income over its qualifying income in the relevant category, whichever is greater. No such relief is available for violations of the 30% income test.

    Asset Tests

         The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets" and, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset requirement, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership and Subsidiary Partnerships or the stock of a subsidiary with respect to which it has held 100% of the stock at all times during the subsidiary's existence).

         For purposes of the asset tests, the Company will be deemed to own its proportionate share of the assets of the Partnership (and Subsidiary Partnerships), rather than its general partnership interest in the Partnership. The Company has represented that, at all relevant times, (i) at least 75% of the value of its total assets has been and will be represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it does not and will not own any securities that do not qualify for the 75% asset test (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Company has represented that it will not acquire or dispose, or cause the Partnership to acquire or dispose, of assets in the future in a way that would cause it to violate either asset test. The Company believes that it satisfies both asset tests for REIT status.

         If the Company should fail inadvertently to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the standards imposed by the asset tests arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

    Distribution Requirements

         The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and
(B) 95% of the net income (after tax), if any from foreclosure property, minus
(ii) the sum of certain items of noncash income. Such dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration.
To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

         It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual distribution requirements to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

    Recordkeeping Requirement

         Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. The Company has complied and intends to continue to comply with such requirements.

    Partnership Anti-Abuse Rule

         The Treasury Department has issued a final regulation ("Anti-Abuse Rule"), under the partnership provisions of the Code ("Partnership Provisions"), that authorizes the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or availed of in connection with a transaction (or series of related transactions), a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

         The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partner interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. The Company believes that the Anti-Abuse Rule will not have any adverse impact on its ability to qualify as a REIT. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

FAILURE TO QUALIFY

         If the Company fails to qualify for taxation as REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

         As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of the Company's current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions to the Company's shareholders are made out of current or accumulated earnings and profits, the Company's earnings and profits are allocated first to the Preferred Stock and then allocated to the Common Stock. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

         Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

         Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

         In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of such distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other Common Stock is purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

         A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%, and the tax rate on net capital gains applicable to individuals is 28%. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years. See "Pending Tax Legislation."

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

         The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. The Service issued proposed regulations in April 1996 regarding the backup withholding rules as applied to Non-U.S. Shareholders. The proposed regulations would alter the technical requirements relating to backup withholding compliance and are proposed to be effective for distributions made after December 31, 1997. See "--Taxation of Non-U.S. Shareholders" herein.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding stock of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively owns more than 50% of the value of the Company's stock. However, the Ownership Limit should prevent any Exempt Organization from owning more than 10% of the value of the Company's stock.

TAXATION OF NON-U.S. SHAREHOLDERS

         The rules governing U.S. federal income taxation of nonresidents alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt has been made herein to provide more than a summary of such rules. PROSPECTIVE NON U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

         Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in the Common Stock is treated as effectively connected with a Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a non-U.S. corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirement.

         Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares of Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his shares of Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, a Non-U.S. Shareholder can file a claim for refund with the Service for the overwithheld amount to the extent it is determined subsequently that a distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

         In August 1996, the U.S. Congress passed the Small Business Job Protection Act of 1996, which requires the Company to withhold 10% of any distribution in excess of its current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

         For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

         Gain recognized by a Non-U.S. Shareholder upon a sale of his shares of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Because the shares of Common Stock are publicly traded, no complete assurance can be given that the Company is or will be a "domestically controlled REIT." In addition, a Non-U.S. Shareholder that owns, actually and constructively, 5% or less of the Company's shares throughout a specified "look-back" period will not recognize gain on the sale of his shares under FIRPTA if the shares are traded on an established securities market. Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

OTHER TAX CONSEQUENCES

         The Company and holders of Common Stock may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and holders of Common Stock may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE HOLDERS OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

TAX ASPECTS OF THE PARTNERSHIP AND SUBSIDIARY PARTNERSHIPS

         The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership and the Subsidiary Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

    Classification as a Partnership

         The Company is entitled to include in its income its distributive share of the Partnership's income (including the Partnership's distributive share of income of a Subsidiary Partnership) and to deduct its distributive share of the Partnership's losses (including the Partnership's distributive share of losses of a Subsidiary Partnership) only if the Partnership (and each Subsidiary Partnership) is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a
corporation.   An entity will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership.

         In general, under the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnership and Subsidiary Partnerships, will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing on or before May 8, 1996 that the classification of the entity was under examination. The Partnership and Subsidiary Partnerships intend to continue to be treated as partnerships under the Check-the-Box Regulations. In addition, the Company has represented that neither the Partnership nor a Subsidiary Partnership will elect to be treated as an association taxable as a corporation for federal income tax purposes under the Check-the-Box Regulations.

         A "publicly traded" partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs (the "90% Passive-Type Income Exception"). See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests." The U.S. Treasury Department has issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (b) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation. The Company believes that the Partnership and Subsidiary Partnerships qualify for the Private Placement Exclusion and that if the Partnership or a Subsidiary Partnership were considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership or Subsidiary Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

         The Company believes that the Partnership and each Subsidiary Partnership are properly treated as partnerships for federal income tax purposes. The Company has not requested, and does not intend to request, a ruling from the Service that the Partnership or any Subsidiary Partnership will be classified as a partnership for federal income tax purposes. No assurance can be given that the Service will not challenge the status of the Partnership or a Subsidiary Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, the Partnership or Subsidiary Partnership would be treated as a corporation for federal income tax purposes, as described below.

    Effect of Failure to Qualify as a Partnership

         If for any reason the Partnership or a Subsidiary Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to qualify as a REIT. See "-- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's or a Subsidiary Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "-- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of the Partnership and the Subsidiary Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership or a Subsidiary Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute distributions that would not be deductible in computing the Partnership's or a Subsidiary Partnership's taxable income.

Income Taxation of the Partnership, the Subsidiary Partnerships and their Partners

         Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution of the Partnership. Such items will include the Partnership's available share of income, gain, loss, deductions and credits of the Subsidiary Partnerships.

         Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income and loss of the Partnership and the Subsidiary Partnerships are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

         Tax Allocations With Respect to Contributed Properties. Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining certain two reasonable allocation methods.

         Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally are allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that Section 704(c) of the Code requires that the Company receive a disproportionately large share of such deductions. In addition, gain on sale of a Hotel will be specially allocated to the Limited Partners to the extent of any "built-in" gain with respect to such Hotel for federal income tax purposes. The application of Section 704(c) to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future. Similar provisions are included in the partnership agreements of the Subsidiary Partnerships.

         Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally (i) equals the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) is increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership and (iii) is reduced, but not below zero, by the Company's allocable share of (A) the Partnership's loss and (B) the amount of cash distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership. Similar rules apply to the Partnership's tax basis in the Subsidiary Partnerships.

         If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's partnership interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

         Depreciation Deductions Available to the Partnership. The Partnership's initial basis in the Hotels acquired in exchange for Units generally was a carryover of the basis of the previous owners of the Hotels on the date of such transfer. Although the law is not entirely clear, the Partnership has depreciated such depreciable hotel property for federal income tax purposes under the same methods used by the transferors. The Partnership's tax depreciation deductions are allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that
Section 704(c) of the Code requires that the Company receive a disproportionately large share of such deductions. The Partnership's initial basis in Hotels acquired for cash generally was equal to the purchase price. The Partnership generally depreciates any depreciable hotel property which it has acquired for cash under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Partnership generally uses MACRS for subsequently acquired furnishings and equipment. Under MACRS, the Partnership generally depreciates such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The Partnership uses ADS for the depreciation of subsequently acquired buildings and improvements. Under ADS, the Partnership generally depreciates such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention.

    Sale of the Partnership's Property

         Generally, any gain realized by the Partnership or the Subsidiary Partnerships on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Initial Hotels will be allocated first to the Limited Partners under Section 704(c) of the Code to the extent of their "built-in gain" on those Hotels. The Limited Partners' "built-in gain" on the Initial Hotels sold will equal the excess of the Limited Partners' proportionate share of the book value of those Initial Hotels over the Limited Partners' tax basis allocable to those Initial Hotels at the time of sale. Any remaining gain recognized by the Partnership on the disposition of the Initial Hotels will be allocated among the partners in accordance with their respective percentage interests in the Partnership. The Board of Directors has adopted a policy that any decision to sell the Initial Hotels will be made by a majority of the independent directors.

         The Company's share of any gain realized by the Partnership or a Subsidiary Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's or a Subsidiary Partnership's trade or business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income test for REIT status. See "-- Requirements for Qualification -- Income Tests" above.

PENDING TAX LEGISLATION

         Both houses of the U.S. Congress have passed legislation known as the Revenue Reconciliation Act of 1997 (the "Act") that would modify certain Code provisions relating to REIT qualification. First, REITs no longer would be subject to the 30% gross income test. Second, income and gain from the sale of all instruments entered into by a REIT to hedge interest rate risk with respect to debt incurred to acquire or carry real estate assets, including interest rate swap or cap agreements, options, futures and forward rate contracts, and other similar financial instruments, would be qualifying income for purposes of the 95% income test. Third, a REIT that complied with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and did not have reason to know that it violated the 5/50 Rule would be deemed to have satisfied the 5/50 Rule for such taxable year. Fourth, amounts received by a

REIT with respect to real or personal property for noncustomary services furnished by the REIT to its tenants or for operating such property ("Impermissible Tenant Service Income") would qualify as "rents from real property" as long as the amount of Impermissible Tenant Service Income received by the REIT with respect to a property did not exceed one percent of the REIT's gross income from the property during the taxable year. The amount treated as received by the REIT for any service (or operation of property) would not be less than 150% of the REIT's direct cost of such service or operation. Fifth, a REIT could elect to retain and pay income tax on its net long-term capital gain. In such a case, the REIT's shareholders would include in income their proportionate share of the REIT's undistributed long-term capital gain and would be deemed to have paid their proportionate share of the tax paid by the REIT. Sixth, amounts includible in a REIT's income by reason of cancellation of indebtedness would not be subject to the 95% distribution requirement. The proposed legislation described above, if enacted in its present form, would be effective for taxable years beginning after the date of enactment of the Act.

         The Act would reduce the tax rate on long-term capital gains applicable to individuals from 28% to a maximum of 20%. That proposed legislation is proposed to be effective for sales or exchanges occurring after May 6, 1997. There can be no assurance, however, that any of such proposed legislation will be enacted into law.

         President Clinton has proposed legislation separate from the Act that would require a REIT to recognize built-in gain immediately upon the acquisition of an asset with built-in gain from a large C corporation (i.e., a C corporation the fair market value of whose stock exceeds $5 million at the time of the transfer of the asset). If such legislation is enacted as currently written, if a REIT failed to qualify as a REIT, no relief provisions applied, and the REIT reelected REIT status after the four-year disqualification period, upon such reelection, the REIT would be required to recognize any built-in gain associated with its assets. That proposed legislation, if enacted in its present form, would be effective for transfers of assets made after December 31, 1997.


                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-8 ("Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago Illinois 60661, and copies may be obtained at the prescribed rates from the public reference section of the SEC at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, certain of such materials can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York. Further, the SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company (as of May
1996).  The address of such Web site is http://www.sec.gov.

         No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering of Shares described herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Shareholder. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the Shares by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been previously filed by the Company with the SEC, under the Exchange Act (File No. 0-24250) are incorporated herein by reference:

                 (1) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description;

                 (2) The description of the Company's $1.95 Series A Cumulative, Convertible Preferred Stock contained in the Company's Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description;

                 (3) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

                 (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

                 (5) The Company's Current Reports on Form 8-K dated June 4, 1997 and July 11, 1997.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company at 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062, Attention: Investor Relations.

                                 LEGAL MATTERS

         The validity of the Shares will be passed upon for the Company by Bracewell & Patterson, L.L.P., Dallas, Texas. Bracewell & Patterson, L.L.P.
has relied upon the opinion of Miles & Stockbridge, a Professional Corporation, Baltimore, Maryland, with respect to all matters involving Maryland law.

                                    EXPERTS

         The consolidated financial statements and financial statement schedule of FelCor Suite Hotels, Inc. as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 and for the period July 28, 1994 (inception of operations) through December 31, 1994 and the financial statements of DJONT Operations, L.L.C. as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 and for the period July 28, 1994 (inception of operations) through December 31, 1994 are incorporated by reference in this Prospectus by reference to the Company's Annual Report on Form 10-K. The combined financial statements of the DS Hotels as of and for the year ended December 31, 1996 are incorporated by reference in this Prospectus by reference to the Company's Current Report on Form 8-K, dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The combined financial statements of the Promus/GE EPT Combined Limited Partnership Hotels, EPT Meadowlands Limited Partnership Hotel and Barshop--HII Joint Venture Hotel, each as of and for the years ended December 31, 1996 and 1995, are incorporated by reference in this Prospectus by reference to the Company's Current Report on Form 8-K dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the reports of Arthur Andersen LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

         The combined financial statements of the AEW Doubletree Portfolio as of and for the year ended December 31, 1996, are incorporated by reference in this Prospectus by reference to the Company's Current Report on Form 8-K dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

         The financial statements of the PSH Master L.P. I Hotels as of and for the years ended December 31, 1996 and 1995, are incorporated by reference in this Prospectus by reference to the Company's Current Report on Form 8-K dated June 4, 1997. The above said financial statements have been so incorporated in reliance on the report of Deloitte & Touche LLP (which expresses an unqualified opinion on those financial statements and includes an explanatory paragraph about the entity's ability to continue as a going concern), independent accountants given on the authority of said firm as experts in auditing and accounting.

===============================================================================

               NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE SELLING SHAREHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                 -----------------

                                 TABLE OF CONTENTS

                                 -----------------


               The Company . . . . . . . . . . . . . . . . .      2
               Risk Factors  . . . . . . . . . . . . . . . .      3
               Use of Proceeds . . . . . . . . . . . . . . .     13
               Selling Shareholders  . . . . . . . . . . . .     13
               Plan of Distribution  . . . . . . . . . . . .     14
               Description of Capital Stock  . . . . . . . .     15
               Certain Charter, Bylaw and Statutory
                    Provisions . . . . . . . . . . . . . . .     20
               Partnership Agreement . . . . . . . . . . . .     24
               Federal Income Tax Considerations . . . . . .     26
               Available Information . . . . . . . . . . . .     43
               Incorporation of Certain Documents
                    by Reference . . . . . . . . . . . . . .     44
               Legal Matters . . . . . . . . . . . . . . . .     44
               Experts . . . . . . . . . . . . . . . . . . .     45

===============================================================================




                                155,500 SHARES


                                    [LOGO]


                           FELCOR SUITE HOTELS, INC.


                                 COMMON STOCK







                                  ----------

                                  PROSPECTUS

                                  ----------




===============================================================================

                                     PART I
              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS


ITEM 1. PLAN INFORMATION*

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION*

   * Information required by Part I to be contained in the Section 10(a) prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended ("Securities Act"), and the Note to Part I of Form S-8.



                                    PART II
              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed with the Securities and Exchange Commission ("Commission") by FelCor Suite Hotels, Inc. ("Company") under the Securities Exchange Act of 1934, as amended ("Exchange Act") are incorporated herein by reference and shall be deemed to be a part hereof:

         (a) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

         (b) The description of the Company's $1.95 Series A Cumulative, Convertible Preferred Stock contained in the Company's Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

         (c) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

         (d) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         (e) The Company's Current Reports on Form 8-K dated June 4, 1997 and July 11, 1997.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, are deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the respective dates of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

         Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES

         Not  applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL

         Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Charter of the Company generally limits the liability of the Company's directors and officers to the Company and the shareholders for money damages to the fullest extent permitted from time to time by the laws of the state of Maryland. The Charter also provides, generally, for the indemnification of directors and officers, among others, against judgments, settlements, penalties, fines, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities except in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company or in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

         The Company may purchase director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

         The 155,500 shares of Common Stock heretofore issued by the Company pursuant to the Plans was issued to current or former executive officers or directors of the Company. Such shares were not registered under the Securities Act in reliance upon certain exemptions from the registration requirements thereof, including the exemptions provided by Sections 4(2) and 4(6) of that act.

ITEM 8.  EXHIBITS

Exhibit    Description of Exhibit
-------    ----------------------

3.1.1  --  Articles of Amendment and Restatement dated June 22, 1995, amending and restating the Charter of Registrant, as amended or supplemented by Articles of Merger dated June 23, 1995, Articles Supplementary dated April 30, 1996 and Articles of Amendment dated August 8, 1996 (filed as Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).

3.1.2  --  Articles of Amendment dated June 16, 1997 (filed as Exhibit 3.1.2 to the Registrant's Form 8-K dated July 11, 1997 and incorporated herein by reference).

  3.2 -- Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-11 (File No. 33-98332) and incorporated herein by reference).

  4.1 -- Form of Share Certificate for Common Stock (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-11 (File No. 33-79214) and incorporated herein by reference).

  4.2  --  Form of Share Certificate for Series A Preferred Stock (filed as
           Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 (File No. 333-3170) and incorporated herein by reference).

  5.1  --  Opinion of Bracewell & Patterson, L.L.P.

 23.1  --  Consent of Bracewell & Patterson, L.L.P. (included in Exhibit 5.1).

 23.2  --  Consent of Coopers & Lybrand L.L.P.

 23.3  --  Consent of Arthur Andersen L.L.P.

 23.4  --  Consent of Ernst & Young LLP.

 23.5  --  Consent of Deloitte & Touche LLP

 24.1  --  Power of Attorney (set forth on signature page).

ITEM 9. UNDERTAKINGS

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on the 28th day of July, 1997.

                                      FELCOR SUITE HOTELS, INC.,
                                      a Maryland corporation (Registrant)

                                      By: Thomas J. Corcoran, Jr.
                                          -------------------------------------
                                          Thomas J. Corcoran, Jr.
                                          President and Chief Executive Officer


                               POWER OF ATTORNEY

          Each person whose signature appears below hereby constitutes and appoints each of Thomas J. Corcoran, Jr. and Lawrence D. Robinson, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

          PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

          SIGNATURE                                          TITLE                                DATE
          ---------                                          -----                                ----
           Hervey A. Feldman                       Chairman of the Board and                  July 28, 1997
-------------------------------------------        Director
Hervey A. Feldman


           Thomas J. Corcoran, Jr.                 President and Chief Executive              July 28, 1997
-------------------------------------------        Officer and Director
Thomas J. Corcoran, Jr.


           William S. McCalmont                    Senior Vice President and Chief            July 28, 1997
-------------------------------------------        Financial Officer (Principal
William S. McCalmont                               Financial Officer)

             Lester C. Johnson                     Vice President and Controller              July 28, 1997
-------------------------------------------        (Principal Accounting Officer)
Lester C. Johnson


        Charles N. Mathewson                       Director                                   July 28, 1997
-------------------------------------------
Charles N. Mathewson

                                                   Director                                   July __, 1997
-------------------------------------------
Donald J. McNamara

       Richard S. Ellwood                          Director                                   July 28, 1997
-------------------------------------------
Richard S. Ellwood

       Richard O. Jacobson                         Director                                   July 28, 1997
-------------------------------------------
Richard O. Jacobson

                                                   Director                                   July __, 1997
-------------------------------------------
Thomas A. McChristy

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION OF EXHIBIT
-------    ----------------------

3.1.1  --  Articles of Amendment and Restatement dated June 22, 1995, amending and restating the Charter of Registrant, as amended or supplemented by Articles of Merger dated June 23, 1995, Articles Supplementary dated April 30, 1996 and Articles of Amendment dated August 8, 1996 (filed as Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).

3.1.2  --  Articles of Amendment dated June 16, 1997 (filed as Exhibit 3.1.2 to the Registrant's Form 8-K dated July 11, 1997 and incorporated herein by reference).

  3.2 -- Bylaws of the Registrant, as amended (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-11 (File No. 33-98332) and incorporated herein by reference).

  4.1 -- Form of Share Certificate for Common Stock (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-11 (File No. 33-79214) and incorporated herein by reference).

  4.2  --  Form of Share Certificate for Series A Preferred Stock (filed as
           Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 (File No. 333-3170) and incorporated herein by reference).

  5.1  --  Opinion of Bracewell & Patterson, L.L.P.

 23.1  --  Consent of Bracewell & Patterson, L.L.P. (included in Exhibit 5.1).

 23.2  --  Consent of Coopers & Lybrand L.L.P.

 23.3  --  Consent of Arthur Andersen L.L.P.

 23.4  --  Consent of Ernst & Young LLP.

 23.5  --  Consent of Deloitte & Touche LLP

 24.1  --  Power of Attorney (set forth on signature page).